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Exhibit 12

Cigna Corporation
Computation Of Ratio Of Earnings To Fixed Charges

	Six Months Ended June 30,
(Dollars in millions)	2012	2011

Income before income taxes	$1,140	$1,171
Adjustments:
Income from equity investee	(4)	(8)
Income attributable to noncontrolling interest	-	(1)

Income before income taxes, as adjusted	$1,136	$1,162

Fixed charges included in income:
Interest expense	$133	$92
Interest portion of rental expense	22	22
Interest credited to contractholders	2	2

	$157	$116

Income available for fixed charges	$1,293	$1,278

RATIO OF EARNINGS TO FIXED CHARGES:
Including interest credited to contractholders	8.2	11.0

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Cigna Corporation Computation Of Ratio Of Earnings To Fixed Charges